Form of
APPENDIX A
to OPERATING EXPENSES LIMITATION AGREEMENT
As Amended [     ]

Separate Series of Trust for Advisor Solutions

	Operating Expense Limit (as a % of average daily net assets)					Initial End Date
Fund	Class A	Class C	Institutional Class	Class H	No Load
Hatteras Alpha Hedged Strategies Fund	2.49%	3.24%	2.24%	—	2.49%	6/30/17
Hatteras Long / Short Debt Fund	2.24%	2.99%	1.99%	—	—	6/30/17
Hatteras Long / Short Equity Fund	2.24%	—	1.99%	1.99%	—	4/30/18
Hatteras Managed Futures Strategies Fund	2.24%	2.99%	1.99%	1.99%	—	6/30/17
Hatteras Event Driven Fund	—	—	—	2.00%	—	6/30/17
Hatteras Disciplined Opportunity Fund	2.00%	—	1.75%	—	—	4/30/17

TRUST FOR ADVISOR SOLUTIONS

By: ______________________________
Name: Gregory C. Bakken
Title: President

HATTERAS FUNDS, LP

By: ______________________________
Name: R. Lance Baker
Title: Chief Financial Officer